May 28, 2008





Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549


RE: Digital Fuel, Inc. (Commission File No. 0-16534)

This is in response to your letter dated May 21, 2008 regarding the Amendment to Form 8-K for Item 4.01 filed on May 14, 2008. As you have advised, we are filing separate Form 8-Ks, one for the dismissal of the previous auditors with their letter as exhibit 16, and a second 8-K for the engagement of the new auditors.

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


DIGITAL FUEL, INC.



By: /s/Michael R. Farley
    Michael R. Farley
    Chief Executive Officer